
INTERNATIONAL
PBX
VENTURES LTD.

608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com


03022406

May 26, 2003

Special Counsel,
US Securities & Exchange
Commission
Division of Corporate Finance
Security & Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.
Washington, D.C.
20549

Dear Sirs or Madam:

Re: 12g3-2(b) exemption No. 82-2635

Enclosed herewith please find the following documents, in duplicate, for filing with our records:

- Copy of December 31st audited financials for the year ended December 31st,2002, including annual report;

- Copy of Quarterly report for the three months ended March 31st, 2003,

- Copies of news releases dated: Jan3/03;Jan.21/03; Jan.30/03; Jan.31/03;Feb.26/03;2-March 7,03;April 3/03;April 30/03;May 1/03 May 6/03 May 12/03 and May 15/03.

- Copy of agreement with Pathfinder Resources Ltd. on Zulema,Chile property.

Trusting that you will find everything in order,

Yours truly,
INTERNATIONAL PBX VENTURES LTD.

Verna wilson
Director

Encls.

dle 6/9

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
INTERNATIONAL PBX VENTURES LTD.	March 31/03	03 05 02

ISSUER ADDRESS				
608-475 Howe St,				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver,	B.C.	V6C 2B3	604-681-0568	604-681-774
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
Verna Wilson		Director		604-681-7748
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
lpbx@axion.net		wwwinternationalpbx.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	GARY MEDFORD	03 05 26
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY MM DD**
[signature]	VERNA WILSON	03 05 26

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2003

(UNAUDITED – See Notice to Reader)

Randall Yip
Chartered Accountant

967 Captain Cates Walk
RR#1 CL – 11
Bowen Island, B.C. V0N 1G0
Tel: (604) 947-9536 Fax: (604) 947-0265
Email: rwyip@shaw.ca

NOTICE TO READER

I have compiled the consolidated balance sheet of International PBX Ventures Ltd. as at March 31, 2003 and the consolidated statements of operations and deficit and cash flows for the three months then ended, from information provided by management. I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements many not be appropriate for their purposes.

Vancouver, B.C.
May 2, 2003

Randall Yip
Chartered Accountant

International PBX Ventures Ltd.
Consolidated Balance Sheets
(Unaudited – See Notice to Reader)

	March 31 2003 $	December 31 2002 $
Assets		
Current Assets		
Cash	332,505	79,200
Marketable securities	23,000	10,000
Accounts receivable	2,712	356
Prepaid expenses and deposits	3,111	611
	361,328	90,167
Property and Equipment *[Note 3]*	6,997	7,696
Mineral Interests *[Note 4]*	1,997,751	1,824,257
	2,366,076	1,922,120
Liabilities		
Current Liabilities		
Accounts payable and accruals *[Note 6]*	35,894	52,412
Directors' loans *[Note 6]*	-	126,550
Amount owing to a former director *[Note 6]*	95,855	95,855
	131,749	274,817
Shareholders' Equity		
Capital Stock *[Note 5]*	7,227,683	6,579,308
Deficit Accumulated During the Development Stage	(4,993,356)	(4,932,005)
	2,234,327	1,647,303
	2,366,076	1,922,120

(See accompanying notes to the financial statements)

Nature of Operations and Continuance of Business (Note 1)

Approved on behalf of the Board: *"Gary Medford"* *"Verna Wilson"*

Gary Medford, Director — Verna Wilson, Director

International PBX Ventures Ltd.
Consolidated Statement of Operations and Deficit
(Unaudited – See Notice to Reader)

	Three Months Ended March 31	
	2003	2002
	$	$
Administrative Expenses		
Administration fee	7,500	-
Amortization	348	112
Bank charges	690	102
General exploration	385	-
Investor relations	6,725	8,431
Office, telephone, rent and secretarial	7,105	5,376
Management fees	15,000	-
Professional fees	7,450	600
Transfer agent and regulatory	9,469	3,093
Travel, promotion and mining shows	6,970	4,680
Less interest income	(291)	(3)
Net Loss	(61,351)	(22,391)
Deficit - Beginning of Period	(4,932,005)	(4,850,757)
Deficit - End of Period	(4,993,356)	(4,873,148)
	$	$
Loss Per Share (weighted average basis)	(0.01)	(0.01)

(See accompanying notes to the financial statements)

International PBX Ventures Ltd.
Consolidated Statement of Cash Flows
(Unaudited – See Notice to Reader)

	Three Months Ended March 31	
	2003 $	2002 $
Operating Activities		
Net loss for the period	(61,351)	(22,391)
Less items not affecting cash		
Amortization	699	188
	60,652)	(22,203)
Less change in non-cash components of working capital	(34,374)	(175)
Cash to Operating Activities	(95,026)	(22,378)
Financing Activities		
Loans from (repayment) to director	(126,550)	72,300
Capital stock issued for cash	568,375	5,200
Capital stock issued for property acquisition	80,000	-
	521,825	77,500
Investing Activities		
Acquisition of and expenditures upon mineral interests	(173,494)	(38,153)
Increase (Decrease) in Cash	253,305	16,969
Cash - Beginning of Period	79,200	1,091
Cash - End of Period	332,505	18,060

(See accompanying notes to the financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile and Canada. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

The Company intends to remain viable through receiving proceeds from private placements of its shares and option proceeds from its mineral concessions in the form of cash, shares and exploration commitments.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 B Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;
[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2003
(Unaudited – See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[c] Mineral claims and deferred exploration costs (continued)

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage (AAcG-11@) issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.

[d] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[f] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, marketable securities, accounts payable and director's loan. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the period.

3. Property and Equipment

	March 31 2003			December 2002
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Furniture and office equipment	12,316	5,319	6,997	7,696

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2003
(Unaudited – See Notice to Reader)

4. MINERAL INTERESTS

	Acquisition and Staking $	Exploration $	Total March 31 2003 $	Total Dec 31 2002 $
Chile				
Tierra de Oro [a]	357,551	1,331,243	1,688,794	1,655,012
San Pedro [b]	8,533	9,876	18,409	15,214
Tabaco [d]	94,774	61,843	156,617	93,222
Zulema-Batatzo [e]	69,043	12,009	81,052	14,955
Sierra Pintada [f]	9,019	13,860	22,879	15,855
	538,920	1,428,831	1,967,751	1,794,258
Canada				
Quebec [c]	30,000	–	30,000	30,000
	568,920	1,428,831	1,997,751	1,824,258

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. Aldershot was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of US$285,000 cash of which US$5,000 was received in 2000; the issuance of up to 400,000 shares of Aldershot (100,000 shares received); and payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot shall pay US$5,500 (paid February 25, 2002) to the Company to pay the necessary government fees for the concessions and Aldershot agrees to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary thereafter as they become due.

No formal agreement has been entered into as of December 31, 2002 but the MOU has been extended to December 31, 2003.

[ii] Farrell Option

In June 2002, the Company entered into a joint venture agreement with Farrell Financial Ltd. ("Farrell") whereby Farrell would have the option to acquire up to 80% undivided interest in eight of the remaining concessions. The Company will retain a 20% carried interest and receive US$100,000 in cash payments and 400,000 common shares of a publicly trading company that acquires an interest in the project. Furthermore, US$3,000,000 is committed to exploration expenditures on the property over three years.

As at December 31, 2002, US$20,000 has been received from Farrell. No shares have been issued to the Company.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2003
(Unaudited – See Notice to Reader)

4. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to March 31, 2003 $
Capitalized Exploration Expenditures			
Assays	111,472	–	111,472
Automotive	59,531	–	59,531
Camp and exploration supplies	23,370	–	23,370
Drilling	224,832	–	224,832
Equipment rental	24,348	–	24,348
Geophysical, geological and geochemical	330,954	–	330,954
Mapping	18,223	–	18,223
Office, rent, telephone and professional fees	125,245	1,422	126,667
Personnel	57,717	–	57,717
Project management	253,059	3,363	256,422
Report writing	22,865	2,724	25,589
Travel	71,908	210	72,118
	1,323,524	6,617	1331,243
Acquisition, staking and lease costs	396,319	26,063	422,382
Less: Option payments received	(64,831)	–	(64,831)
	1,655,012	33,782)	1,688,794

[b] San Pedro, Chile

The Company staked 1,000 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to March 31, 2003 $
Capitalized Exploration Expenditures			
Assays	1,899	–	1,899
Automotive	897	–	897
Office	3,140	1,423	4,563
Project management	300	385	685
Travel	1,622	210	1,832
	7,858	2,018	9,876
Staking costs	7,356	1,177	8,533
	15,214	4,885	18,409

4. MINERAL INTERESTS (continued)

[c] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. The Company agreed to provide a 2% net profit interest to the vendors.

[d] Tabaco, Chile

The Company has entered into an agreement to acquire a 100% interest in the Tobaco prospect for US$2,100,000 payable as follows:

	US $	
On signing of the agreement	10,000	(paid)
On October 15, 2002	15,000	(paid)
On January 15, 2003	25,000	(paid)
On July 15, 2003	25,000	
On January 15, 2004	25,000	
On July 15, 2004	500,000	
On July 15, 2005	750,000	
On July 15, 2006	750,000	
	2,100,000	

The Company is also committed to use its best efforts to spend US$500,000 in exploration and development work on the property by July 15, 2003, and US$1,000,000 in total by July 15, 2004.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to March 31, 2003 $
Capitalized Exploration Expenditures			
Geophysical, geological and geochemical	32,13	4,425	36,556
Office	3,19	1,423	4,621
Project management	6,15	9,028	15,178
Travel	2,76	2,724	5,488
	44,24	17,600	61,843
Acquisition costs	48,97	45,795	94,774
	93,22	63,395	156,617

4. MINERAL INTERESTS (continued)

[e] **Zulema-Batatazo Prospect, Chile**

The Company signed a Letter of Intent ("LOI") September 18, 2002 to acquire a 100% interest in certain mining concessions located in the Copayapu Mining District, Sierra Pinffio, Province of Copiapo, Chile. On February 14, 2003 the Company signed a formal agreement. Consideration is as follows:

	Cumulative Work Commitment US $	# of Shares	US $
On signing of LOI			20,000 (paid)
On signing of a formal agreement		100,000	20,000 (paid)
February 14, 2004	100,00	100,000	60,000
February 14, 2005	250,00	100,000	200,000
February 14, 2006	400,00	100,000	300,000
February 14, 2007			1,400,000
		400,000	2,000,000

The Company will apply for 500,000 performance shares to be awarded to the vendors in the event an economic feasibility study is completed. The property is subject to a 1% net smelter return royalty capped at $2,500,000.

Pathfinder agreement

On December 20, 2002, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") whereby Pathfinder may acquire a 70% interest in the Company's interest in the property. Consideration of exploration expenditures on the property, shares of Pathfinder and cash payments to the Company is as follows:

	Cumulative Work Commitment US $	# of Shares	US $
On signing agreement		100,000	50,000 (paid)
February 14, 2004	100,00	100,000	60,000
February 14, 2005	250,00	100,000	200,000
February 14, 2006	400,00	100,000	300,000
February 14, 2007			1,400,000
		400,000	2,010,000

Pathfinder will apply for 500,000 performance shares to be awarded to the Company in the event an economic feasibility study is completed. The 1% net smelter return royalty described above would be paid 70% by Pathfinder and 30% by the Company.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2003
(Unaudited – See Notice to Reader)

4. MINERAL INTERESTS (continued)

[e] Zulema-Batatazo Prospect, Chile (continued)

Pathfinder agreement (continued)

The Company signed a formal agreement on February 14, 2003 with regards to the Zulema-Batatazo Prospect, Chile. Pathfinder Resources Ltd. has completed a due diligence study of this property and has issued 100,000 common shares and paid the Company US $ 50,000

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to March 31, 2003 $
Capitalized Exploration Expenditures			
Geophysical, geological and geochemical	1,664	–	1,664
Office	333	595	928
Project management	375	7,992	8,367
Travel	–	1,050	1,050
	2,372	9,637	12,009
Acquisition costs	31,963	125,446	157,429
Less: Option payments received	(19,380)	(69,006)	(88,386)
	14,955	66,097	81,052

[f] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to December 31, 2002 $	Expenditures during the period $	Accumulated to March 31 2003 $
Capitalized Exploration Expenditures			
Assays	1,253	–	1,253
Geophysical, geological and geochemical	300	–	300
Office	2,869	1,423	4,292
Project management	6,300	1,505	7,805
Travel	–	210	210
	10,722	3,138	13,860
Staking costs and taxes	5,133	3,886	9,019
	15,855	7,027	22,879

5. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares #	Value $
Issued as at December 31, 2001	17,373,406	6,424,108
Issued for cash pursuant to:		
Warrants exercised	40,000	5,200
Private placement	1,500,000	150,000
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Warrants exercised	50,000	7,500
Options exercised	40,000	4,000
Units issued for cash	2,400,000	556,875
Total issued for cash	2,490,000	568,375
Issued for property acquisitions – Note 4(e)	100,000	80,000
Issued as at March 31, 2003	21,503,406	7,227,683

[a] During the three months period ended March 31, 2003, the Company completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year from the Closing Date at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each Warrant will be exercisable into one additional common share of the Issuer for a period of one year from Closing Date at an exercise price of $0.35.

[b] 1,700,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004.

[c] 2,410,000 shares are reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003.

1,500,000 shares are reserved for the exercise of warrants at an exercise price of $0.10 to September 11, 2003 and $0.125 to September 11, 2004.

[d] The Company has negotiated a non-brokered private placement to raise $3,100,000 consisting of 5,000,000 units at $0.50 per unit. Each unit will contain one share and one warrant exercisable at $0.60 per share for a period of one year.

International PBX Ventures Ltd.
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2003
(Unaudited – See Notice to Reader)

6. RELATED PARTY TRANSACTIONS/BALANCES

The following amounts were recorded at their exchange amount:

$7,500 (2001 - $7,500) was paid to a Company controlled by a director, for administrative services and $15,000 (2001 - NIL) was paid to a director for management services.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Property management - $22,657 (2001 - $1,350)

[b] Office and administration - $3,306 (2001 - $Nil)

Included in accounts payable is $17,818 (2001 - $5,245) owing to related parties for unpaid fees.

A director has loaned NIL (2001 - $93,550) on an unsecured, non-interest bearing basis without fixed terms of repayment.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

5 SUBSEQUENT EVENTS

Subsequent to the period ended March 31, 2003, the Company has issued 2,456,600 units, to close the private placement announced in March 2003, at $0.50 per unit for proceeds of $1,228,300. Each unit contains one share and one warrant exercisable at $0.60 per share expiring April 18, 2004.

A Finder's fee of $92,247.50 was paid to a Broker together with 360,990 Finder's Units. Each unit will be exercisable into one unit of the Company for a period of one year at an exercise price of $0.50 per finder's unit. Each unit consists of one common share of the Company and one common share purchase ("warrant") of the Company. Each warrant will be exercisable into one additional common share of the Company for a period of one year at an exercise price of $0.60, and expire April 18, 2004.

As a result of this private placement, the total shares issued and outstanding as at May 2, 2003 are 24,160,006.

INTERNATIONAL PBX VENTURES LTD.
FOR THE FIRST THREE MONTHS ENDED MARCH 31, 2003

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the three month period are the following:

Office and miscellaneous	$ 2,221
Foreign exchange	2,953
Rent	1,833
Telephone	98
	$ 7,105

(b) Included in investor relations for the three month period are the following:

Advertising	$ 1,550
Consulting	4,500
Investors communications	597
Market quotation	78
	$ 6,725

2. (a) Related party transactions during the three month period

Exploration project management and administration fees paid or payable to a director	$ 25,963
Administration fee paid to a director	$ 7,500
Director loans repaid by the company	$ 126,550

3. Summary of securities issued and options granted in the period

(a) 50,000 shares were issued on the exercise of warrants at $.15 per share

(b) 40,000 shares were issued on the exercise of share options at $.10 per share

(c) During the three months period ended March 31, 2003, the Company completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year from the Closing Date at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each Warrant will be exercisable into one additional common share of the Issuer for a period of one year from Closing Date at an exercise price of $0.35.

100,000 shares were issued at a deemed value of $.80 per share for acquiring an interest in certain mining concessions (Note 4 (e) of March 31, 2003 financial statements)

INTERNATIONAL PBX VENTURES LTD.
FOR THE FIRST NINE MONTHS ENDED SEPTEMBER 30, 2002

SCHEDULE B:

4. Summary of securities as at the end of the reporting period
   (a) Authorized:
       100,000,000 common shares without par value
       100,000,000 Class A preference shares, $1 par value
       100,000,000 Class B preference shares, $5 par value

   (b) Issued: 21,503,406 common shares

   (c) Shares under options

   1,700,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004.

   (d) 2,410,000 shares are reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003.

   1,500,000 shares are reserved for the exercise of warrants at an exercise price of $0.10 to September 11, 2003 and $0.125 to September 11, 2004.

   2,400,000 shares are reserved for the exercise of warrants at an exercise price of $0.35 per share expiring March 8, 2004

   (e) Brokers Warrants

   345,000 brokers warrants. Each unit is exercisable into one unit of the Company for one year at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each warrant will be exercisable into one additional common share of the Issuer for a period of one year at an exercise price of $0.35 and expire March 8, 2004

5. Directors and officers at the date of this report

   (a) Officers

   Terence Walker President
   Monika Hilson Secretary

   (b) Directors

   Verna Wilson
   Gary Medford
   Terence Walker

SCHEDULE 'C' : **Management discussion** :

The company has completed two private placements in January and March of this year to net $1,828,000 and is in the process of using these funds to drill the Tabaco copper, gold, silver property in Chile. To date 9 holes have been completed, all of which are believed to contain significant copper oxide intersections and several of which also cut copper sulphides in significant amounts. The sulphides are believed in part to have produced a 2.4 km induced polarization anomaly which will be systematically drilled off once the oxide mineralization has been outlined.
No assay results have been received yet but will be available shortly.

BY ORDER OF THE BOARD

Gary Medford,Ph.D, P.Geo.
Director



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MAY 15 ,2003**

EL TABACO, CHILE DRILL PROGRAM PROGRESSING WELL

The company has completed four holes of its planned 5000 metre reverse circulation drill program on the Tabaco copper-gold-silver property in Chile.

The first hole tested copper oxide mineralisation and an induced polarization target obtained by the company last year. This hole passed through 22 metres of surface leached rock followed by 40 metres of oxide copper mineralisation, 10 metres of secondary sulphides (chalcocite and bornite) with minor primary sulphide (chalcopyrite and pyrite) and then 68 metres of primary sulphides (chalcopyrite and pyrite) occurring as coarse blebs and patches in a silicified matrix and associated with quartz-feldspar veinlets. This hole was stopped at 140 metres due to water and did not penetrate to the heart of the IP anomaly. This IP anomaly is at least 2.4 km long and this hole demonstrates that it is in part caused by primary copper sulphide (chalcopyrite) mineralization.

The three remaining holes were drilled to test known copper oxides from previous drilling and all three cut intervals of readily visible green copper oxides; 36metres in hole 2, 38 metres in hole 3 and 22 metres in hole 4.

Samples from the four holes have been delivered to ALS-Bondar Clegg in Chile and assay results for copper, gold and silver are expected next week

Drilling continues and will shift to diamond drilling to obtain deeper tests of the IP anomaly. Management is very pleased with the results thus far.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."

From: "Stockwatch News" <newsout@stockwatch.com>
To: <newsoutlist@stockwatch.com>
Sent: May 13, 2003 12:41 PM
Subject: Stockwatch: International PBX Ventures Ltd - News Release

Int'l PBX Ventures shares acquired by Prudent Bear Fund

International PBX Ventures Ltd IVU
Shares issued 24,160,006 May 12 close $0.64
Tue 13 May 2003 News Release
Mr. David Tice reports
Prudent Bear has acquired control and direction, through Prudent Bear Fund, a mutual fund controlled by Prudent Bear, over 1.4 million common shares (representing 5.8 per cent of the outstanding shares) and warrants to purchase an additional 1.4 million common shares of International PBX Ventures Ltd. of Vancouver, B.C. If such warrants were exercised, Prudent Bear would have control and direction over 11.0 per cent of the outstanding shares of the company. Prudent Bear does not own or have control or direction over any other securities of the company.
Prudent Bear acquired the shares and warrants for investment purposes and have filed an early warning report with the British Columbia and Alberta Securities commissions in respect of the shares and warrants acquired.
Copies of the report may be obtained from Stockwatch SEDAR files or without charge from Prudent Bear.

Click here for company snapshot:
http://new.stockwatch.com/utilit/utilit_snapsh_result.pasp?action=go&region=C&symbol=IVU
Click here for recent SEDAR documents:
http://new.stockwatch.com/newsit/newsit_sedar_result1.pasp?searchtype=C&pagesize=200&symbol=IVU



608 - 475 HOWE STREET, VANCOUVER, BC CANADA V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
TSX VENTURE EXCHANGE SYMBOL IVU
EMAIL: ipbx@axion.net
WEB SITE: www.internationalpbx.com

NEWS RELEASE **MAY 6 ,2003**

EL TABACO, CHILE DRILL PROGRAM TO COMMENCE

A 5000 metre drill program is scheduled to commence tomorrow on the company's copper-gold-silver property in Chile. The program will include 20 to 25 holes using a universal drill rig capable of both reverse circulation and diamond drilling. The program will be supervised by Terence Walker, MSc.,P.Geo. , a Qualified Person (NI43-101), and is expected to last about six weeks. First assay results should be available in about two weeks.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **MAY 1, 2003**

INDUCED POLARIZATION TARGET ON EL TABACO ENLARGED

The company has completed additional geophysical surveying to extend the open anomaly reported in our news release of January 21, 2003 from a strike length of 1.5 kilometers to a strike length of 2.4 kilometers with a width of 400 to 500 meters. Additional crosslines to test the anomaly at greater depths of 250 to 300 meters indicate excellent continuity along strike and at depth.

The anomaly is generally overlain by visible oxide copper development with residual chalcopyrite (primary copper sulphide) occurring occasionally as coarse clots.

A central portion of the anomaly measuring about 800 by 300 meters was previously drilled (1963-64) and reported a weighted average of 1.03% leachable copper in 48 holes mineralized from surface to about 30 metres . One hole, only, was drilled to 75 meters and also reported 1.03% leachable copper with grades up to two percent near bottom where associated with chalcocite (secondary copper sulphide). No holes were drilled deep enough to test the induced polarization anomaly.

A structural feature cutting through the drilled area was formerly high graded for gold and silver and there is evidence of elevated gold distributed in the oxide mineralisation.

The target is a large copper-gold-silver mineralised system that merits further attention.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on " forward-looking" statement litigation protection


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **APRIL 30, 2003**

PRIVATE PLACEMENT CLOSES

The private placement announced March 7, 2003 and amended April 3, 2003 has closed with the issuance of 2,456,600 units consisting of 2,456,00 common shares priced at $.50 with a 4 month hold period until August 18, 2003 and 2,456,600 warrants, priced at $.60 and exercisable into 1 common share, which expire April 17, 2004 and have a hold period until August 18, 2003. Brokers units numbering 360,990 with the same terms and conditions may be issued until April 17, 2004.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director



608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **APRIL 3, 2003**

PRIVATE PLACEMENT TO RAISE $3,100,000 REPRICED

The company has repriced a non-brokered private placement to raise up to $3,100,000 to reflect current market conditions. The offering will now include a unit consisting of one common share priced at $0.50 and a full warrant priced at $0.60 exercisable for a period of one year. This replaces the units described in the news release of March 7,2003.

A finders commission is payable in cash and units subject to regulatory approval.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **MARCH 7, 2003**

ZULEMA PROPERTY AGREEMENT CLOSES:PRIVATE PLACEMENT CLOSES

The agreement described in the news release dated September 20, 2002 has closed with the issuance of 100,000 common shares of the company to the vendors. The shares are subject to a 4 month hold which expires July 8, 2003.

The private placement announced January 30 and amended January 31 2003 has also closed with the issuance of 2.4 million common shares with a 4 month hold period which expires July 8, 2003 and 2.4 million warrants, exercisable into 1 common share, which expire March 8, 2004.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **MARCH 7, 2003**

PRIVATE PLACEMENT TO RAISE $3,100,000 NEGOTIATED

The company has negotiated a non-brokered private placement to raise $3,100,000 consisting of 5,000,000 units comprising 1 share priced at $0.62 and a one-half share purchase warrant exercisable at $0.77 for a period of one year. The funds will be used for drilling the Tabaco property, work on other Chilean properties and general corporate purposes.
A finders commission is payable in cash or equivalent units subject to regulatory approval.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **FEBRUARY 26, 2003**

DRILLING ON TABACO TO COMMENCE LATE MARCH 2003

The company has initiated road improvement work on the Tabaco project to permit drill access. It is expected that drilling will commence late March to test the large induced polarization anomaly recently discovered as well as overlying copper oxide and possible copper enrichment in a supergene blanket detected at the bottom of several holes of a 56 hole 1963-64 drill program.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director



608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JANUARY 31,2003**

PRIVATE PLACEMENT INCREASED TO $600,000

The Company has increased the non-brokered private placement announced January 30,2003 to $600,000 with the same terms and conditions. The placement now consists of 2,400,000 units comprising one common share at a price of $0.25 and a share purchase warrant exercisable at $0.35 for a period of one year following the transaction date. The offering is subject to the company filing an Annual Information Form.

Finder's fees and advisory fees are payable in connection with the above transaction.

The funds will be used for general corporate purposes and on the Tabaco copper-gold silver property.

The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on forward-looking statement litigation protection


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol  IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JANUARY 30,2003**

PRIVATE PLACEMENT TO RAISE $500,000 NEGOTIATED

The Company has negotiated a non-brokered private placement to raise $500,000 consisting of units comprising one common share at a price of $0.25 and a share purchase warrant exercisable at $0.35 for a period of one year following the transaction date. The offering is subject to the company filing an Annual Information Form.

Finder's fees and advisory fees are payable in connection with the above transaction.

The funds will be used for general corporate purposes and on the Tabaco copper-gold-silver property.

The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on forward-looking statement litigation protection


INTERNATIONAL
P B X
VENTURES LTD.

608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com



NEWS RELEASE **JANUARY 21,2003**

TABACO GEOPHYSICAL SURVEY YIELDS BIG TARGET

Management has just completed a field review of its large Chilean gold, silver and copper property holdings and prioritized its exploration efforts. With receipt of the final induced polarization report on the Tabaco property the company believes that a drill program should be mounted as an immediate priority to test a substantial induced polarization anomaly present at a minimum depth of about 125 metres and wth a strike length of 1500 metres and a width of about 500 metres. The anomaly is well defined to a depth of about 300 metres where tested on one crossline and is open along strike. In light of the extensive copper gold and silver mineralization present on the property at surface and in previous shallow drilling, management believes the possibility of intersecting a copper-gold-silver primary sulphide body is exceptional. The survey confirms the company's interpretation gained from geological mapping that a porphyry system underlies the area.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on forward-looking statement litigation protection


PATHFINDER RESOURCES LTD.

Pathfinder Resources Ltd.
Suite 1550, 409 Granville Street
Vancouver, B.C. V6C 1T2

Telephone: (604) 687-2153
Facsimile: (604) 669-8336

Date: January 3, 2003
TSX Venture Exchange: PHR
Shares Issued: 10,686,925
News Release
03-01

MEGA DEPOSIT POTENTIAL
GOLD-COPPER PROPERTY OPTIONED, CHILE

Pathfinder Resources Ltd. has entered into an option agreement with International PBX Ventures Ltd. ("IPBX") to purchase a 70% interest in the Zulema Gold-Copper Property situated 35 kilometres southwest of Copiapo, northern Chile.

The road accessible, 3000 hectare Zulema Property lies in the same geological and structural setting as the Candelaria Copper- Gold Mine located 30 kilometres to the east. The Candelaria Mine with initial reserves of 366 million tonnes grading 1.08 percent copper and 0.26 grams per tonne gold, is one of a geologic class of mega deposits of the Iron Oxide Copper Gold ("IOCG") category. The giant Olympic Dam Mine in Australia is a classic IOCG deposit with initial reserves of 2 billion tonnes averaging 1.6 percent copper and 0.6 grams per tonne gold.

Previous exploration on the Zulema Property has outlined a large magnetic anomaly over one kilometre in diameter with a coincident induced polarization (IP) anomaly. There are a number of small mines and pits on and in the immediate area of the geophysical anomaly from which local miners have produced copper and gold from the near surface enriched oxide zones which reportedly assayed up to 4.9 percent copper and 2 grams per tonne gold.

Samples from the Zulema Property of the primary disseminated sulphide in skarn rocks similar to those mined at Candelaria produced values up to 1.9 percent copper and 0.9 grams per tonne gold.

Pathfinder's management believes that the abundance of mineralization in Candelaria-type rocks coinciding with a large geophysical anomaly similar in size and amplitude to the original Candelaria geophysical picture makes the Zulema Property a highly prospective exploration target. This conclusion appears to be supported by the large land position BHP-Billiton has staked surrounding the Zulema Property.

Subject to TSX Venture Exchange approval, Pathfinder can earn a 70% interest in the property over four years by making total cash payments of $U.S.2,010,000 ($U.S.12,500 was paid on signing), as well as issuing a total of 400,000 shares and completing exploration expenditures aggregating $U.S.400,000. This interest is subject to a one percent net smelter return royalty capped at $U.S.2.5 million and the issuance of 500,000 performance shares should a positive feasibility study be completed.

Following completion of a due diligence study, it is Pathfinder's intent to conduct a fill-in geophysical survey to be followed by a drilling program during 2003.

Victor A. Tanaka
President

For further information contact:

Investor Relations
Pathfinder Resources Ltd.
Telephone: (604) 687-2153
Fax: (604) 669-8336
Email: info@pathfinderresources.com
Website: www.pathfinderresources.com

TOTAL P.01



608 - 475 Howe Street, Vancouver, BC Canada V6C 2B3
TEL: (604) 681-7748 • FAX: (604) 681-0568
Canadian Venture Exchange Symbol IVU
EMAIL: ipbxvent@axionet.com
Website address: www.internationalpbx.com

NEWS RELEASE **JANUARY 3, 2003**

ZULEMA JOINT VENTURE; TABACO GEOPHYSICAL SURVEY

In order to move ahead with drilling in the new year, the company has entered into a joint venture agreement with Pathfinder Resources Ltd. wherein Pathfinder can earn a seventy percent interest in the Zulema property by making total cash payments of $US 2,010,000 and issuing 400,000 shares of Pathfinder to the company as well as 500,000 shares upon completion of a positive feasibility study, subject to regulatory approval. International PBX has received $US 12,500 on signing and refers readers to the Pathfinder news release of this date for further details.

The company has also just completed 15 line-kilometres of induced polarization surveying on the Tabaco copper-gold-silver property. Preliminary data indicates the presence of a substantial anomaly underlying the known gold, silver and copper mineralization on surface and in previous shallow drilling on the property, that may be indicative of an underlying porphyry. Upon receipt of the final report and interpretation the company will issue a more detailed news release.

BY ORDER OF THE BOARD
"Gary Medford, PhD., P.Geo."
Director


PATHFINDER
RESOURCES LTD.

SUITE 1550
409 GRANVILLE STREET
VANCOUVER, B.C.
CANADA V6C 1T2

PHONE: (604) 687-2153
FACSIMILE: (604) 669-8336

December 20, 2002

Via Fax (604) 681-0568

International PBX Ventures Ltd.
608 – 475 Howe Street
Vancouver, B.C.
V6C 2B3

Attention: Gary Medford. Director

Dear Gary:

Re: Exploration and Exploitation Mining Concessions; Copayapu Mining District, Sierra Piñuño. Province of Copiapo. Third Region of Atacama. Chile (the "Property")

Pursuant to our recent discussions, you warrant that International PBX Ventures Ltd. ("IPBX") holds the right to purchase a 100% interest from Sociedad Contractual Minera Piñuño ("SCM") in the subject Property as detailed in the attached "Letter of Intent and Exclusivity" effective September 18, 2002.

Pathfinder Resources Ltd. ("PHR") hereby offers to acquire an option to earn an 70% interest in the Property from IPBX on the following terms:

1. Cash payments totalling U.S. $2,010,000 payable as follow:

   a) U.S. $12,500 on signing this agreement;
   b) U.S. $37,500 upon satisfaction of conditions listed in Clause 7 below
   c) U.S. $60,000 – 12 months after payment 1.b) (optional)
   d) U.S. $200.000 – 24 months after payment 1.b) (optional)
   e) U.S. $300,000 – 36 months after payment 1.b) (optional)
   f) U.S. $1,400,000 – 48 months after payment 1.b) (optional)

2. Share issuances totalling 900,000 common shares of PHR (subject to requisite hold periods) as follow:

   a) 100,000 shares to coincide with cash payment 1.b)
   b) 100,000 shares to coincide with cash payment 1.c) (optional)
   c) 100,000 shares to coincide with cash payment 1.d) (optional)
   d) 100,000 shares to coincide with cash payment 1.e) (optional)
   e) PHR will apply for 500,000 performance shares to be awarded IPBX in the event of an economic feasibility study being completed.

3) Work totalling U.S. $400,000 as follows:

   a) U.S. $100.000 within 12 months of 1.b) (optional)
   b) U.S. $150,000 within 24 months of 1.b) (optional)
   c) U.S. $150.000 within 36 months of 1.b) (optional)

4. Other terms to be included in a formal agreement:
   a) right of assignment of all or part of the option or interest to third parties;
   b) a one kilometre area of mutual interest around the outer boundary;
   c) industry standard arbitration clause;
   d) PHR will be the operator and may contract IPBX to manage the project;
   e) Heads of agreement of an industry standard joint venture agreement.

5. The 1% net smelter return royalty which SCM will retain after IPBX completes the purchase of the Property shall be paid as to 70% PHR and 30% IPBX.

6. In the formal PHR/IPBX agreement, provision will be made to allow PHR to ensure the underlying IPBX/SCM agreement remains effective as long as PHR meets the terms of this agreement.

7. This agreement is subject to:
   a) TSX Venture Exchange approval;
   b) PHR Board of Directors approval;
   c) The completion of a due diligence study by PHR before February 28, 2003;
   d) IPEX and SCM executing the formal agreement referenced in the September 18, 2002 "Letter of Intent and Exclusivity".

Should you be in agreement with these terms, kindly indicate your acceptance by signing this letter and we will have a detailed agreement prepared by our counsel after the due diligence period. In the interim, the terms of this letter shall be binding subject to Clause 7 contained herein.

Yours truly,

PATHFINDER RESOURCES LTD.



Victor A. Tanaka
President

VAT/jd
JVTLN2802A



The terms and conditions contained herein are hereby accepted.

INTERNATIONAL PBX VENTURES LTD.

Per: ____________
Signature
G. A. MEDFORD
Print name and title
DIRECTOR
Date 23 DEC 2002